

October 7, 2013

Via E-mail
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

>      **Re:   Ladder Capital Corp.**
>             **Amendment No. 2 to Draft Registration Statement on Form S-1**
>             **Submitted September 20, 2013**
>             **CIK No. 0001577670**

Dear Mr. Fox:

We have reviewed Amendment No. 2 to your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

Prospectus Summary, page 1

Our Business and Growth Strategy, page 4

1.     We note your response to comment 4 of our letter dated September 13, 2013.  It is still not clear how the materials provided support your statement on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 2.6% in the first six months of 2013.  Please provide us with information that supports this statement or explain how the information provided supports this disclosure.

Organizational Structure, page 64

2.      We note your response to comment 6 of our letter dated September 13, 2013. We note
        that certain subsidiaries in Exhibit 21 do not appear to be represented in the
        organizational chart.  Please advise.  Additionally, please revise the chart or the exhibit so
        that it is clear which category the subsidiary falls under.  Further, please revise your
        business section to disclose the operations of your subsidiaries within each category.  If
        the operations of one or more of your subsidiaries is significant to your operations, please
        specifically identify the subsidiary and provide detailed disclosure regarding its
        operations.

Unaudited Pro Forma Consolidated Financial Information, page 77

3.      We note your response to comment 8 of our letter dated September 13, 2013 and your
        revised disclosure on page 60 and 174. Consistent with your response, please expand
        your disclosure on page 77 to clarify that the pro forma adjustments do not give effect to
        the tax receivable agreement and why, and how you will account for your obligation
        under the tax receivable agreement in future periods. We note your response to comment
        23 in our letter dated July 26, 2013.

Business, page 128

4.      We note your response to comment 11 of our letter dated September 13, 2013 and your
        revised disclosure on pages 140-141.  Please discuss whether the company acquires any
        material CMBS investments in the securitizations in which it sells its conduit first
        mortgage loans to.  Also disclose, as applicable, the amount of the company's current
        investments in CMBS that are from securitizations in which the company contributed its
        conduit first mortgage loans.  We may have further comment.

Draft Legal Opinion

5.      We note your response to comment 12 of our letter dated September 13, 2013.  We will
        continue to monitor for your response to this comment.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.   Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)